SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






          RYANAIR WELCOMES LEGISLATION TO BREAK UP AER RIANTA MONOPOLY

Ryanair, Europe's largest low fares airline this afternoon (Tuesday, 22nd June
2004) welcomed the publication of the State Airports Bill 2004 which will lead to the break up of the Aer Rianta airport monopoly and allow some limited competition between Dublin, Cork and Shannon airports. Competition, even in this limited form is to be welcomed and Ryanair believes that Cork and Shannon will grow strongly now that they are free from the dead hand of Dublin Airport.

Welcoming this legislation today, Ryanair's Chief Executive, Michael O'Leary said:

    "No one in Irish tourism should feel any regret at getting rid of the Aer Rianta monopoly or the Board that has run it so badly for the last 10 years. The present Board of Aer Rianta has proved an abject failure. Despite their doubling of airport charges, profits have collapsed from almost EUR40m in 1994 to just EUR20m in 2003. They have missed out on the tourism explosion delivered by low fares airlines in Europe. They have been wildly profligate wasting hundreds of millions of pounds on facilities that the airlines didn't want and customers don't use at Dublin and Cork airports. They are responsible for third rate, third world airport facilities, ridiculous queues and car parks that are miles away from the terminal building. They have delivered a regime at Dublin Airport, which the Aviation Regulator previously confirmed was "50% more inefficient than the best of its peers". It's major contribution to Shannon has been to pollute the estuary for many years with raw sewage. This is also a Board which stood idly by and failed to implement its own contingency plan, while Ireland's main international airport was closed on two separate occasions earlier this year.

    However no one should be under any illusion that this legislation will be enough on its own to kick start Irish tourism. What we badly need is competing, independent terminals at Dublin Airport and we call on the Government to urgently implement the development of second and third competing terminals at Dublin. The Government received 13 separate expressions of interest for competing terminals as far back as 31 October 2002. Almost 2 years have elapsed without progress and it is important that the new Dublin Airport Authority proceeds to implement this key commitment in the present Coalition's programme for Government.

    "A second (and third) competing terminals at Dublin Airport will kick start a revolution in Irish tourism and will create a minimum of 5,000 new jobs at Irish airports. If a low cost terminal is built, Ryanair will base another 10 new aircraft here in Dublin, will open up a range of new low fare routes from Europe back into Ireland and will deliver an additional 5 million passengers annually for Irish tourism and employment.

    "Ryanair welcomes the publication of this legislation today, we welcome the demise of the failed and discredited Board of the Aer Rianta airport monopoly. We call on the Government to proceed urgently with the development of competing independent terminals at Dublin so that Irish consumers and Irish tourism can look forward to low cost, efficient airport facilities and an end to the era of third world, third rate facilities that this Aer Rianta monopoly has inflicted upon Irish tourism for the past 10 years."

Ends.                                          Tuesday, 22nd June 2004

For further information
please contact:Paul Fitzsimmons                Pauline McAlester
Ryanair                                        Murray Consultants
Tel. 353-1-8121212                             Tel. 353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 June 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director